

metabolic





05009605

27 June, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
8 June 2005	ASX	Trading Halt Request	2
10 June 2005	ASX	Request for temporary suspension	2
14 June 2005	ASX	Metabolic receives $449,902 "Commercial Ready" Grant to Support a Phase 1 Clinical Trial for pain drug ACV1	2
14 June 2005	ASX	Metabolic Announces Placement of $10 million and $10 million Share Purchase Plan Offer	2
14 June 2005	ASX	Conference Presentations	1
23 June 2005	ASX	ACV1 Neuropathic Pain Drug – Phase 1 Clinical Trial starts	2
23 June 2005	ASX	Appendix 3B	7
24 June 2005	ASX	VP Corporate Development Position	1
24 June 2005	ASX	Share Purchase Plan Offer to Shareholders	6
24 June 2005	ASX	Notice Under Section 708A(5)(e) of the Corporations Act 2001	1
24 June 2005	ASX	Form 604 - Notice of change of Interests of Substantial Holder	2
24 June 2005	ASX	Change to Company Details – Form 484	2

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC27-6-05.doc)

metabolic

Wednesday, 8 June 2005

Ms Kate Kidson
The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Via Facsimile No. 9614 0303

Dear Ms. Kidson,

Metabolic Pharmaceuticals Limited – Trading Halt Request

Metabolic Pharmaceuticals Limited (MBP) requests a trading halt for two Business Days in accordance with Listing Rule 17.1.

The reason for the trading halt request is that MBP expects to shortly make an announcement detailing the results of a capital raising.

MBP is not aware of any reason why the trading halt should not be granted by ASX. Furthermore MBP is not aware of any other relevant information in relation to this request.

Yours sincerely,



Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

8 June 2005

Metabolic Pharmaceuticals Limited

TRADING HALT

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 10 June 2005 or when the announcement is released to the market.

Security Code: MBP

Kate Kidson
Senior Companies Advisor

metabolic

Friday, 10 June 2005

Ms Kate Kidson
The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Via Facsimile No. 9614 0303

Dear Ms. Kidson,

I refer to my letter dated 8th June 2005 requesting a halt in the trading of Metabolic's Securities. I wish to advise that Metabolic is not in a position to make the announcement necessary to allow the trading halt to be lifted by 10am tomorrow morning.

As a result we request that trading in the company's securities be suspended until further notice. We will communicate with you as soon as we are in a position to request that the suspension of trading be lifted.

Yours sincerely,



Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

10 June 2005

Metabolic Pharmaceuticals Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be suspended from quotation immediately, at the request of the Company, pending the release of an announcement.

Security Code: MBP

Kate Kidson
<u>Senior Companies Advisor</u>



metabolic

Metabolic receives $449,902 "Commercial Ready" Grant to support a Phase 1 Clinical Trial for pain drug ACV1

14 June 2005

Metabolic is pleased to announce the award of an AusIndustry "Commercial Ready" Grant totalling A$449,902 from the Federal Government, representing half of the expected costs to the company in conducting its Phase 1 single and multiple dose human clinical trial on ACV1.

ACV1, licensed from Prof Bruce Livett of Melbourne University and co-workers, is a promising new approach to treating neuropathic pain. The Phase 1 human clinical trial is expected to commence this month.

"Following AusIndustry's past substantial support in advancing our obesity drug AOD9604, we are pleased that they have chosen to support our second compound in clinical development", said Roland Scollay, Metabolic's CEO. "This good news follows the recent grant from the New Zealand Government for our trans-Tasman joint development collaboration with Neuren Ltd on their NRP neuro-regenerative compounds, currently in preclinical stage."

The ACV1 Phase 1 trial is expected to commence once ethics approval is obtained and is projected to finish before the end of the year. The aim of the trial is to evaluate the safety and tolerability of single and multiple doses (once daily for one week) of ACV1 in healthy normal males. A successful result would enable the conduct of Phase 2 studies in patients during 2006.

Background to ACV1

ACV1 is the first in a potential new class of drugs to treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other chronic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial long lasting relief in several animal models of neuropathic pain without apparent adverse effect at effective doses. There are also indications that ACV1 assists the functional recovery of damaged nerves.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 to commence in Q2 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:
Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone: +61-3-9860-5700

metabolic

Metabolic Announces Placement of $10 million and $10 million Share Purchase Plan Offer

14 June 2005

Private Placement

Metabolic is pleased to announce that it has successfully raised $10 million through a private placement to domestic and offshore, institutional and professional investors. The capital raising was conducted by way of a private placement of fully paid ordinary shares at $0.61 per share and was over subscribed. The placement price represents a 12.2% discount to Metabolic's closing share price on 7 June 2005. The shares issued will rank equally with the company's existing ordinary shares.

Share Purchase Plan (SPP)

The Board has decided to offer all existing shareholders an opportunity to participate under the same terms through a Share Purchase Plan (SPP) offer. This offer will be made to all shareholders who hold shares on the record date of 23 June 2005. Accordingly, all Metabolic shares purchased on or before and held on 17 June 2005 will be included on the share register at the record date of 23 June 2005 and therefore entitled to participate in the SPP offer. The share plan offer will open on 24 June 2005 and close on 15 July 2005. Documentation in relation to this offer will be mailed to shareholders on or about 24 June 2005.

The SPP offer will enable each shareholder to purchase up to $5,000 worth of ordinary shares at the placement price of $0.61 per share. The Directors of Metabolic have determined that the medium term capital requirements of the company are such that the total proceeds of the SPP will not exceed $10 million. Although the SPP Terms & Conditions reserve the company the right to accept oversubscriptions, if the Directors determine that oversubscriptions will not be accepted, shares will be allocated to applicants on a pro rata basis.

Use of Funds

The funds raised from the placement and the SPP will be used to conduct further studies into our lead drug AOD9604 for the treatment of obesity, with a Phase 2 dose finding study planned to commence later this year. In addition the company will progress its other key activities, including commencement in June this year of a Phase 1 human clinical trial on our second candidate drug, ACV1 for the treatment of chronic pain. There will also be an acceleration of our drug pipeline.

The Board is very pleased with the strong support received for the private placement. Acorn Capital, a long standing and substantial shareholder of the company, has decided to increase its interest in Metabolic, together with a group of Swiss life science investors and Australian institutional and high net worth investors becoming new shareholders through this capital raising. The company was assisted by BBY Limited and Churchill Capital Services Pty Ltd in the process.

Metabolic has made substantial progress in the clinical development of AOD9604 which has the potential to be a blockbuster drug, a view shared by the participants in this placement.

In commenting on the potential of AOD9604, Metabolic's CEO, Dr Roland Scollay said "Our obesity drug has a unique and novel mode of action and in my view is one of the most interesting compounds in late stage development for the treatment of obesity. It has the potential to become an important new treatment for the world's largest public health problem. Most of the other drugs in the market and in clinical trials suffer from efficacy or side effect limitations. It is very likely that the global market for obesity medications will grow substantially from the current level of approximately US$1 billion p.a. with the introduction of treatments which are safer and better tolerated than those currently available. In addition, with the trend to the use of drug combinations in the treatment of obesity there is plenty of room for new drugs with different mechanisms of action".

The next stage in the development of the company's obesity drug is a 480 subject, Phase 2, dose-finding trial which is currently planned to commence at various sites in Australia and New Zealand in September or October 2005. This trial will cost about $8 million but if successful will substantially increase the value of the drug.

In the meantime we are continuing negotiations with potential pharmaceutical company partners to put in place a favourable deal to assist in the future development and marketing of the company's obesity drug.

A copy of Metabolic's corporate presentation used during the capital raising is available on Metabolic's website (www.metabolic.com.au) under the **Investor Relations and Presentations** icons.

Cash Position

The placement adds substantially to Metabolic's current sound financial position, with cash reserves now close to $18 million. With additional capital contributed through the SPP, the Board believes that Metabolic is in a strong position to expedite the clinical development of its two lead compounds and will be able to negotiate from a position of strength with potential drug development partners.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 to commence in Q2 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:
Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone: +61-3-9860-5700



metabolic

Conference Presentations

– American Diabetes Association 2005 Annual Conference in San Diego, USA

– Boston Bio-Relationships 2005 Boston, USA

Metabolic is pleased to announce that a presentation on the results of the Phase 2b human clinical trial with AOD9604 was given by Professor Gary Wittert, Head of the Department of Medicine, Royal Adelaide Hospital, at the American Diabetes Association (ADA) 65th Scientific Sessions in San Diego USA on June 13, 2005. Professor Wittert was the principal Investigator of this study and the previous 3 clinical studies with AOD9604.

The title of the presentation was 'AOD9604, an Orally Active Peptide for the Treatment of Obesity: Results of a Phase 2b Study'.

The physiological links between obesity and type II diabetes are well established, hence the ADA meeting was an excellent forum in which to present the results of our Phase 2b study. The annual ADA Scientific Sessions is the largest annual meeting on diabetes in the world. Sessions focus on the latest information in the areas of basic and clinical research and on the application of this information to clinical practice.

Dr Caroline Herd, VP of Clinical Development at Metabolic, is also at the conference and is meeting with members of the company's clinical advisory Board in relation to the forthcoming dose finding trial.

In addition, Metabolic's CEO, Roland Scollay, will be giving 2 presentations at the Boston Bio-Relationships 2005 conference, in Boston on 15 June 2005. Also, whilst in the US, Dr. Scollay will be providing presentations to various groups to raise interest in Metabolic's newly activated Level 1 ADR program.

Copies of the presentations are available on Metabolic's website (www.metabolic.com.au) under **Investor Relations / Presentations**.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 to commence in Q2 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:
Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone: +61-3-9860-5700



metabolic

23 June 2005

ACV1 Neuropathic Pain Drug - Phase 1 Clinical Trial starts

Metabolic is pleased to announce that dosing in the ACV1 Phase 1 human clinical trial commenced on schedule today in Adelaide, South Australia.

Metabolic's innovative pain drug is being developed in response to a serious need for new pain killers with novel modes of action.

The drug (ACV1) has thus far demonstrated in animal studies that it reduces neuropathic (nerve) pain, appears to accelerate the functional recovery of damaged nerves, and is well tolerated.

The Phase 1 study is the first time ACV1 has been administered to humans.

This is a randomised, double-blind, placebo-controlled Phase 1 study. The main aims are to assess the safety, tolerability, and pharmacokinetics of both single doses and multiple (7) daily doses of ACV1 administered by subcutaneous injection in healthy, male volunteers.

Up to six dose levels from 5 micrograms per kg to 400 micrograms per kg will be evaluated in both the single ascending dose and multiple ascending dose parts of the study. At each dose level five different subjects will be studied; four subjects will be randomised to receive the active ACV1 drug and one subject will be randomised to receive placebo (a solution without the active drug) for comparison. The multiple ascending dose administrations will follow the initial single ascending dose part of the study.

Volunteers will be monitored for a range of safety parameters while resident in the clinical study unit. In addition, blood samples will be collected for the measurement of ACV1 levels to ascertain the pharmacokinetics of the drug i.e. information on the way the drug is absorbed, distributed and eliminated from the body.

The trial is expected to be finished by the end of 2005. A positive outcome would allow Phase 2 safety and efficacy trials in patients suffering from neuropathic pain to be conducted in 2006.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. The ACV1 project receives financial support under a Commercial Ready Grant from AusIndustry.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has clinical stage development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b low dose study in preparation), and neuropathic pain (ACV1 – Phase 1 under way). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:

Roland Scollay – CEO, roland.scollay@metabolic.com.au
Phone: +61-3-9860-5700

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 16,393,446 Ordinary Shares (b) 200 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares (a) Share Placement of 16,393,446 Ordinary Fully Paid Shares. (b) Exercise of 200 MBPAQ unquoted Employee Options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	(a) Share Placement – 16,393,446 at $0.61 per share – total $10,000,000. b) Execercise of 100 MBPAQ unquoted Employee Options (i) 100 at $0.90 – total $90. (ii) 100 at $1.00 – total $100.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Share Placement to provide working capital to be applied to the company's current drug development projects. (b) Exercise of 200 MBPAQ unquoted Employee Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(a) 23 June 2005: – 16,393,446 Ordinary Shares (b) 9 June 2005: - 200 Ordinary Shares.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	247,297,153	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil Nil 1,573,800 1,130,769 183,333	MBPAM MBPAO MBPAQ MBPAS MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company secretary) Date: 23 June 2005

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.


metabolic

VP Corporate Development Position

24 June 2005

Metabolic Pharmaceuticals Ltd regrets to announce that its VP Corporate Development, David Kenley, will be leaving the company. Mr Kenley was one of the founders of Metabolic and a key member of the management team that successfully spun the company off from Circadian Technologies in 1998.

Metabolic's CEO, Dr Roland Scollay, said "David has provided excellent service to the Company over the last six and a half years. In particular, he has played a key role in all of the Company's capital raisings, and in investor relations activities in Australia, Europe and the US. Metabolic is sorry to see him go and wishes him well in his new position."

Mr Kenley has advised the company that he has accepted the position of CEO of Xceed Biotechnology Ltd, a listed life science investment company. Mr Kenley will be leaving Metabolic on 1 July after helping the company complete several important projects, including the recent $10m capital raising, the current Share Purchase Plan offer to shareholders and implementation of the level I ADR program in the US.

Mr Kenley said of his departure, "Whilst I feel some sadness about moving on, I leave the company in excellent hands. Metabolic has a most accomplished and experienced management team which has made significant progress to date with the clinical development of two high potential drugs aimed at large world markets. I have every confidence in the future of the company under the excellent leadership of the new CEO, Roland Scollay. I look forward to following Metabolic's future successes."

Metabolic will advise a replacement for Mr Kenley in the near future.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation for commencement in Q3 05), neuropathic pain (ACV1 – Phase 1 under way), and type 2 diabetes. For more information, please visit the Company's website at www.metabolic.com.au

Contact Information:
Roland Scollay – CEO, roland.scollay@metabolic.com.au
Phone: +61-3-9860-5700

* * *


metabolic

24 June, 2005

The Companies Section,
The Australian Stock Exchange Limited
530 Collins Street,
Melbourne, Vic. 3000

Dear Sir/Madam,

Share Purchase Plan Offer to Shareholders

We attach documentation regarding our third offer under Metabolic's Share Purchase Plan, which will be mailed to shareholders on 27 June 2005.

Yours sincerely

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

24 June, 2005

Dear Shareholder,

Share Purchase Plan

Your Board is pleased to announce the third offer to shareholders under the company's Share Purchase Plan (SPP). As announced on 14 June 2005, Metabolic successfully raised $10m through a private placement to domestic and offshore, institutional and professional investors. A copy of that announcement is enclosed.

The purpose of this offer is to provide an opportunity for all eligible shareholders to increase their shareholding in Metabolic at a cost $0.61 per share, being the same price as the private placement.

The funds raised under this offer will consolidate the financial position of Metabolic and give the company a secure financial basis on which to complete the next stage in the planned clinical programs on its two lead drugs. These include the forthcoming 480 patient Phase 2b low dose clinical trial on our obesity drug AOD9604, expected to commence in September or October 2005, and the Phase 1 clinical trial on our neuropathic pain drug ACV1 which is expected to commence this month. A secure financial basis will also strengthen our position in discussions with potential pharmaceutical company partners for the development of AOD9604.

The issue price of $0.61 for each share under the SPP represents a 12.2% discount to the closing market price of Metabolic's shares on the Australian Stock Exchange (ASX) immediately before the private placement on 7 June 2005. You should note however that the market price of Metabolic shares on the ASX may rise or fall between that date, the date of this offer, the date the offer closes and the date when Metabolic issues shares to you. This means that the price you pay per share under this offer may be more or less than the price of Metabolic shares at the time the shares are issued to you.

This letter sets out the basis of the offer to shareholders under the SPP. The Terms and Conditions of the SPP are attached to this letter. By accepting the offer to purchase shares under the SPP, you will have agreed to be bound by these terms and conditions and the Constitution of Metabolic.

You will be eligible to participate in the SPP if you were a registered holder of fully paid ordinary shares of Metabolic at 5.00pm AEST on Thursday, 23 June 2005 with a registered address in either Australia or New Zealand. If you are eligible to purchase shares under the SPP, you may select only one of the following offers to purchase shares in Metabolic:

Offer A	1,640 shares	Total amount payable at $0.61 per share	A$1,000.40
Offer B	3,280 shares	Total amount payable at $0.61 per share	A$2,000.80
Offer C	4,920 shares	Total amount payable at $0.61 per share	A$3,001.20
Offer D	6,560 shares	Total amount payable at $0.61 per share	A$4,001.60
Offer E	8,196 shares	Total amount payable at $0.61 per share	A$4,999.56

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

No brokerage or other transaction costs will be charged to you for your purchase under the SPP. All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in Metabolic and will carry the same voting rights and all other entitlements.

You should seek your own financial advice in relation to this offer and your participation under the SPP.

The maximum investment of $4,999.56 (or 8,196 shares) will apply even if you receive more than one offer from the company (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts). Metabolic reserves the right to reject any application for shares where it believes this rule has not been complied with.

The Directors of Metabolic have determined that the medium term capital requirements of the company are such that the proceeds of the SPP need not exceed $10m. The SPP Terms & Conditions reserve the company the right to accept susbscriptions over $10m, but if the Directors determine that oversubscriptions will not be accepted, then shares will be allocated to applicants on a pro rata basis.

The offer will close at 5.00pm AEST on Friday, 15 July 2005.

If you wish to apply for any shares under the offer, you should complete the enclosed acceptance slip and forward it with your payment by cheque made payable to "Metabolic Pharmaceuticals Limited Share Purchase Plan Account" and crossed "Not Negotiable" to our Share Registry so that it is received no later than that time. Cheques must be in Australian dollars and drawn on an Australian bank account. Applications received after 5.00pm AEST on Friday, 15 July 2005 will not be accepted. If the exact amount of money is not tendered with the acceptance slip, Metabolic reserves the right to return your application slip and cheque and not allot any shares to you. Address and contact details for the Share Registry are set out below.

Participation in the SPP is entirely at your option. The offer is non-renounceable, which means that you cannot transfer your right to purchase shares under the offer to anyone else.

Metabolic may conduct further offers under the SPP in future years, however, in any consecutive 12 month period the maximum value of shares you may subscribe for under the SPP is $5,000 or such lesser amount as the Board may determine.

It is anticipated that the shares allotted to you under the SPP will be quoted on Australian Stock Exchange Limited on or about 29 July 2005 and you should receive your holding statement or confirmation advice shortly after this date.

If you have any questions in respect of the SPP, please contact Metabolic's Share Registrar.

Enquiries:

(within Australia):	1300 551 572
(outside Australia):	+61 3 9415 4000
Fax:	+61 3 9473 2500

Delivery Address:
Computershare Investor Services Pty. Limited
Yarra Falls, 452 Johnston Street
Abbotsford, VIC. 3067 Australia

Mailing Address:
Computershare Investor Services Pty. Limited
GPO Box 52
Melbourne VIC 8060, Australia

Yours sincerely



Belinda Shave
Company Secretary

Metabolic Pharmaceuticals Limited ('Metabolic')
ABN 96 083 866 862

Share Purchase Plan
Terms And Conditions

Participation

Participation in the share purchase plan ('plan') is open to all persons who, as at the record date determined by the directors of Metabolic ('Board'), are registered as holders of fully paid ordinary shares in Metabolic, except those shareholders whose registered address is in a country where, in the reasonable opinion of the Board, it is unlawful or impractical for Metabolic to issue offers under the plan.

Participation in the plan is optional and is subject to these terms and conditions.

Offers

Offers under the plan will be non-renounceable and shares may be issued only to the shareholder to whom they are offered.

Each offer will be made on the same terms and conditions. All eligible shareholders of Metabolic ordinary shares will receive the same offer, irrespective of the number of shares which they hold on the record date.

Offers to subscribe for shares under the plan will be made once a year, unless the Board determines otherwise.

The maximum value of shares for which each eligible shareholder may subscribe under each offer is $5,000 (or such lesser amount as the Board may determine in its discretion). In any consecutive 12 month period, the maximum value of shares for which each eligible shareholder may subscribe under the plan is $5,000 (or such lesser amount as the Board may determine in its discretion). These limits apply to each shareholder even if that person holds shares in more than one capacity – for example, as a sole holder and as a first (or subsequent) named holder of two or more joint holders.

Offers will be made subject to any terms and conditions that the Board thinks fit which are consistent with these terms and conditions, including any minimum subscription amount. The Board may also determine the multiple(s) of shares, or the fixed dollar amount(s), for which each eligible shareholder may subscribe under any given offer under the plan.

Issue Price

Shares will be issued under the plan at the issue price which is equivalent to the weighted average market price of all fully paid ordinary shares in Metabolic sold on the Australian Stock Exchange Limited ('ASX') during the five trading days immediately preceding the date determined by the Board ('pricing period'), less a discount (as determined by the Board from time to time).

The pricing period for each offer will occur within the period of 30 days prior to either the date of the offer or the date of issue of shares under the offer.

Costs of Participation
No brokerage, commissions, stamp duty or other transaction costs will be payable by shareholders in respect of the application for, and issue of, shares under the plan.

Issue of Shares
Metabolic will issue shares for the purposes of an offer as soon as reasonably practicable after the closing date of the relevant offer.

Shares issued under the plan will rank equally with all other fully paid ordinary shares in Metabolic on issue as of the date of issue and will therefore carry the same voting rights, dividend rights and other entitlements as those shares.

Metabolic will apply for shares issued under the plan to be quoted on the ASX.

Metabolic will, within the period required by the ASX Listing Rules, send participants a holding statement in respect of any shares issued and allotted to them under the plan.

Acceptance of Offers
An offer to participate in the plan may be accepted by an eligible shareholder only by completing and returning the acceptance form provided by Metabolic, together with the appropriate payment for the amount to which the acceptance relates, by no later than the closing date for the offer specified on the acceptance form.

Payment may be made only by cheque in Australian dollars drawn on an Australian bank.

An offer will be taken to have been accepted by an eligible shareholder only if the cheque which accompanies the shareholder's acceptance form is paid in full on first presentation.

If one or more acceptance forms are received by an eligible shareholder in relation to shares with a value greater than $5,000 in any consecutive 12 month period, the shareholder will be issued with the maximum number of shares permitted by the plan and the excess subscription monies will be refunded.

If an eligible shareholder subscribes for an amount which is not exactly divisible by the issue price for the shares, in calculating the number of shares to be issued, all fractional entitlements will be rounded up to the nearest whole number.

Shareholders resident in Australia may be subject to Australian capital gains tax upon the sale of shares purchased under the plan. Shareholders should consult their taxation or investment advisers to clarify the financial and taxation implications for them of subscribing for shares under the plan.

Amendment, Suspension and Termination of the Plan

The Board may, in its discretion, amend, suspend or terminate the plan at any time and adopt any administrative procedures it thinks appropriate in relation to the plan. Metabolic will notify the ASX of any amendment, suspension or termination of the plan, but failure to do so will not invalidate the amendment, suspension or termination. Metabolic may allot to any person fewer shares than subscribed for under the plan (or none at all) if Metabolic believes that the issue and allotment of those shares would contravene any law or the rules of any stock exchange on which Metabolic shares are quoted.

Dispute Resolution

Metabolic may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the plan, whether generally or in relation to any participant or class of participants, offer, application or shares, and the decision of Metabolic shall be conclusive and binding on all participants and other persons to whom the determination relates.

Metabolic reserves the right to waive compliance with any provision of these terms and conditions.

Notices

Notices and statements to participating shareholders may be given in any manner determined by the Board from time to time.


metabolic

24 June 2005

Notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth)

Issuer: METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Details of the issue or offer of securities

Class of securities	Ordinary
ASX Code of the securities	MBP
Date of the issue or expected issue of the securities	23 June 2005
Total number of securities issued or expected to be issued	16,393,446

Notice

1. Metabolic Pharmaceuticals Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(e) of section 708A of the *Corporations Act 2001* (Cth).

3. Metabolic Pharmaceuticals Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001* (Cth).

4. As at the date of this notice, Metabolic Pharmaceuticals Limited has complied with:

   (a) the provisions of Chapter 2M of the *Corporations Act 2001* (Cth) as they apply to it; and

   (b) section 674 of the *Corporations Act 2001* (Cth).

5. There is no excluded information (as defined in section 708A(7) of the *Corporations Act 2001* (Cth)) as at the date of this notice.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

FORM 604
Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: Company Name/Scheme — Metabolic Pharmaceuticals Limited

ACN/ARSN — 083 866 862

1. Details of Substantial Holder(1)

Name — Acorn Capital Limited

ACN/ARSN (if applicable) — 082 694 531

There was a change in the interests of the substantial holder on — 23-06-05

The previous notice was given to the company on — 24-12-04

The previous notice was dated — 24-12-04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous notice		Present Notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	11,986,286	5.19%	16,904,319	6.84%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
23-06-05	Acorn Capital	Placement	$3,000,000.13	4,918,033	4,918,033

4. Present relevant interests

Particulars of each relevant interests of the substantial holder in voting securities after the change are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder (8)	Nature of relevant interest (6)	Class and Number of Securities	Person's Votes
Queensland Investment Corporation	Queensland Investment Corporation			500,485	500,485
Military Superannuation & Benefits Board	National Nominees			570,026	570,026
Catholic Superannuation Fund	National Nominees			797,503	797,503
Queensland Local Government Superannuation	JP Morgan Chase Nominees			824,135	824,135
Sunsuper Fund	National Nominees			893,946	893,946
Health Super	Health Super			1,367,900	1,367,900
Qantas Superannuation	National Nominees			2,017,146	2,017,146
Commonwealth Bank Officers' Superannuation Fund	National Nominees			2,644,584	2,644,584
UniSuper	National Nominees			3,546,574	3,546,574
Acorn Capital Microcap Trust	National Nominees			3,742,020	3,742,020

5. Changes in Associates

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Military Superannuation & Benefits Board	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Catholic Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Queensland Local Government Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Sunsuper Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Health Super	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Qantas Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Commonwealth Bank Officers' Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Signature

Print Name BARRY FAIRLEY

Capacity Managing Director

Sign Here

Date 24-06-05

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

ACN/ABN
96 083 866 862

Corporate key
60124512

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited (Belinda Shave)

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3
509 St Kilda Road, Melbourne, Vic 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
- [ ] Director
- [x] Company secretary

Signature


Date signed
24/06/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	100	$0·90	Nil
Ordinary	100	$1-00	Nil
Ordinary	16,393,446	$0·61	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

09/06/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No